UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Reports Unaudited Second Quarter 2012 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: August 15, 2012	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

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KongZhong Corporation Reports Unaudited Second Quarter 2012 Financial Results

Beijing, China, August 15, 2012 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the second quarter of 2012.

Second Quarter 2012 Financial Highlights:

●    Revenues inline with guidance – Total revenues for the second quarter of 2012 increased 14% from the first quarter of 2012 to US$ 50 mn, inline with the Company’s 2Q12 revenue guidance range of US$ 49 mn to US$ 50 mn.

●    Gross profit inline with guidance – Total gross profit was US$ 21.64 mn for 2Q12, inline with the Company’s 2Q12 guidance range of US$ 21.5 mn to US$ 22.5 mn.

●    Net income exceeded guidance – Net income in 2Q12 was US$ 7.89 mn, exceeding the Company’s guidance range of US$ 6.5 mn to US$ 7.5 mn, a 15% increase compared to net income of US$ 6.86 mn in 1Q12. Basic net income per American Depositary Shares ("ADS") was US$ 0.19.

●    Non-GAAP net income exceeded guidance – Non-GAAP net income was US$ 10.10 mn, exceeding the Company’s guidance range of US$ 9 mn to US$ 10 mn, while Non-GAAP diluted net income per ADS was US$ 0.23 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●    Cash and cash equivalents – As of June 30, 2012, the Company had US$ 173.03 mn in cash and cash equivalents, held-to-maturity securities and trading securities or US$ 4.10 per ADS in cash and cash equivalents, held-to-maturity securities and trading securities.

Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang said, "I'm very pleased with our financial performance in the second quarter of 2012, but am even more excited about the Internet game pipeline we are building for 2013 and the strong potential of our smartphone mobile game business."

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Business Highlights

●	World of Tanks (wot.kongzhong.com) : World of Tanks ("WoT") was a key driver of the Company's 2Q12 results and continued to demonstrate our strong partnership with Wargaming. More importantly, since announcing our strategic alliance in May 2012, KONG and Wargaming have initiated a number of key localisation initiatives which we expect to be released to the China market in roughly the 4Q12 timeframe. These initiatives include the development of a Chinese tank tree which we believe will be highly anticipated by the China WoT community.

●	World of Warplanes (www.worldof warplanes.com): We have also begun localisation work for the upcoming sequel of Wargaming's War Saga series, World of Warplanes, and expect closed beta testing in China to begin either later this year or early in 2013.

●	Dragon's Inn (lm.kongzhong.com) : We expect to release Dragon's Inn to begin open beta testing sometime in the 4Q12 timeframe depending on closed beta testing in 3Q12.

●	Offensive Combat (u4iagames.com): We have begun localization work for Offensive Combat for the China market and had the opportunity to highlight the world's first browser-based, free-to-play, first person social shooter game to media and players at the July 2012 Chinajoy Exhibition show.

●	Hawken (www.playhawken.com): On August 2nd, we announced that have entered into a definitive agreement with Meteor Entertainment, Inc. to bring its game Hawken (www.playhawken.com) to the mainland China online game market. Hawken is a free-to-play first person mech combat shooter. Hawken is being created by Adhesive Studios based in Pasadena, CA. The game is being developed to create an intense and enjoyable battle experience that captures the feeling of piloting a heavy war machine while keeping the action fast-paced and strategic.

●	Smartphone mobile games: During 2Q12, we have begun integrating KONG's mobile development teams onto the Noumena smartphone mobile game engine, and have begun to launch a number of titles for both the China and global iOS / Android markets, including Kingdom Story, Tiny War, NecroDefense and Battleland: Warrior vs. Monster.

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Financial Results:

	For the Three Months Ended June 30, 2011 (US$ in thousands)	For the Three Months Ended March 31, 2012 (US$ in thousands)	For the Three Months Ended June 30, 2012 (US$ in thousands)
Revenues	$41,618	$43,841	$49,997
WVAS	20,301	19,116	20,936
Mobile Games	10,966	5,560	6,201
Internet Games	10,351	19,165	22,860

Sales Tax	$986	$1,381	$1,539
WVAS	370	277	303
Mobile Games	166	86	66
Internet Games	450	1,018	1,170

Cost of Revenue	$23,600	$23,713	$26,822
WVAS	12,707	12,699	13,852
Mobile Games	6,694	3,133	3,372
Internet Games	4,199	7,881	9,598

Gross profit	$17,032	$18,747	$21,636
WVAS	7,224	6,140	6,781
Mobile Games	4,106	2,341	2,763
Internet Games	5,702	10,266	12,092

Gross profit ratio	41%	43%	43%
WVAS	36%	32%	32%
Mobile Games	37%	42%	45%
Internet Games	55%	54%	53%

Revenues

WVAS Revenues

WVAS revenues in 2Q12 were US$ 20.94 mn, a 9.5% increase from 1Q12. WVAS revenues were relatively stable compared to prior periods although the WVAS operating environment remains difficult.

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WVAS made up 41.9% of total revenues in 2Q12.

Mobile Games Revenues

Total mobile game revenues in 2Q12 were US$ 6.20 mn, an 11.5% increase from 1Q12. Feature phone mobile games revenues in 2Q12 were US$ 4.86 mn and continued to underperform our expectations as our mobile operator partners implemented more strict operating policies and continued to adjust its mobile game marketing strategies. We see these difficulties continuing in 3Q12 for our legacy feature-phone mobile game business.

However, for the first full financial quarter, since we acquired Noumena, we reported revenues from smartphone mobile games separately as part of our total mobile game business.

Smart phone mobile game revenues in 2Q12 were US$ 1.34 mn representing 21.6% of total mobile game revenues. At the end of 2Q12, we have begun to integrate our existing mobile game development teams onto Noumena's smartphone mobile game engine and expect to increase the number of smartphone games we offer to the market in the coming quarters. Up to the end 2Q12, our smartphone mobile games had been downloaded over 20.0 mn times cumulatively and during the 2Q12 period, we averaged over 1.0 mn monthly active users to our smartphone games.

Mobile game revenues made up 12.4% of total revenues in 2Q12.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 22.86 mn in 2Q12, a 19.3% increase from 1Q12. Net Game revenues were driven by the continued strong performance of World of Tanks (“WoT”).

Domestic Net game revenues were US$ 20.91 mn, a 15.5% increase from 1Q12 due to the continued growth of the WoT community. Overseas Net game revenues were US$ 1.95 mn, an 84.3% increase from 1Q12 due to the launch of Kung Fu Hero in Taiwan. Total overseas revenues as a percentage of total Net game revenues in 2Q12 were 8.5% compared to 5.5% in 1Q12.

For the 2Q12 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 302k and aggregated paying accounts (“APAs”) of 821k with quarterly average revenue per user ("ARPU") of RMB161.

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	For the Three Months Ended June 30, 2011	For the Three Months Ended March 31, 2012	For the Three Months Ended June 30, 2012
ACU	157k	228k	302k
APA	445k	744k	821k
ARPU(RMB/Q)	121	153	161

Net game revenues made up 45.7% of total revenues in 2Q12.

Gross Profit

Total gross profit was US$ 21.64 mn in 2Q12, a 15.4% increase compared to 1Q12. Total gross margin was 43.3% in 2Q12, relatively stable compared to 1Q12.

WVAS Gross Profit

WVAS gross profit in 2Q12 was US$ 6.78 mn, a 10.4% increase from 1Q12. 2Q12 WVAS gross margin was 32.4%.

Mobile Game Gross Profit

Mobile games gross profit in 2Q12 was US$ 2.76 mn, an 18.0% increase from 1Q12 as although policies from our mobile operator partners in our mobile game monthly subscription business continued to lead to a higher churn, positive contribution from our smartphone mobile games business improved overall mobile games gross profit sequentially. 2Q12 mobile games gross margin improved overall to 44.6% from 42.1% in 1Q12.

Internet Game Gross Profit

Internet game gross profit in 2Q12 was US$ 12.09 mn, a 17.8% increase from 1Q12. 2Q12 Internet game gross margin was 52.9%.

Operating Expenses

	For the Three Months Ended June 30, 2011 (US$ in thousands)	For the Three Months Ended March 31, 2012 (US$ in thousands)	For the Three Months Ended June 30, 2012 (US$ in thousands)
Product development	$3,952	$4,080	$4,424
Sales and marketing	5,351	5,712	7,147
General and administrative	2,961	2,862	2,715
Total operating expenses	$12,264	$12,654	$14,286

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Total operating expenses in 2Q12 were US$ 14.29 mn compared to US$ 12.65 mn in 1Q12.

Product development expenses in 2Q12 were US$ 4.42 mn compared to US$ 4.08 mn in 1Q12 or an 8.4% increase. The increase was from salary increase and intangible assets amortization rising from the acquisition of Noumena in late March.

Sales and marketing expenses in 2Q12 were US$ 7.15 mn compared to US$ 5.71 mn in 1Q12. The increase in sales and marketing was driven by activities related to the marketing of World of Tanks. We expect to maintain our marketing activities for WoT and other new Net games at around the 2Q12 level in the following quarters.

General and administrative (“G&A”) expenses in 2Q12 were US$ 2.72 mn compared to US$ 2.86 mn in 1Q12. We expect G&A expenses to be maintained at roughly 2Q12 levels in the coming periods.

The Company’s total headcount remained stable in 2Q12 at 985 compared to 982 at the end of 1Q12.

Operating income

Operating income for 2Q12 was US$ 7.51 mn compared to operating profit US$ 6.09 mn in 1Q12. 2Q12 operating margin was 15.02% compared to 13.90% in 1Q12.

Earnings

Net income and Non-GAAP net income in 2Q12 were US$ 7.89 mn and US$ 10.10 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.18 and US$ 0.23 in 2Q12, respectively.

Total ADS on a diluted basis outstanding during 2Q12 were 43.87 mn, compared to 41.91 mn outstanding during 1Q12.

For the purpose of earnings per share calculation	Number during three months ended March 31, 2012	Number during three months ended June 30, 2012
ADS (in mns)	41.03	42.17
Add: Dilution impact from options and nonvested shares	0.50	0.82
Convertible senior notes issued to Nokia Growth Partners ("NGP")	0.38	-
Warrants issued to business partners	-	0.88
ADS on diluted basis	41.91	43.87

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Balance Sheet

As of June 30, 2012, the Company had US$ 173.03 mn in cash and cash equivalents, held-to-maturity and trading securities or US$ 4.10 per basic ADS in cash and cash equivalents, held-to-maturity and trading securities.

Stock Repurchase Program:

The Company began to repurchase its ADSs in the open market on September 30, 2011. As of July 31, 2012, 2.35mn ADSs, representing 94.14 mn ordinary shares of the Company, were repurchased at an average price of $ 6.37 per ADS for a total repurchase amount of USD 15 mn.

Business Outlook (For the 3-month period ending September 30, 2012):

The Company expects total revenues for 3Q12 to be within the range of US$ 50 mn to US$ 51 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 20.5 mn, mobile game revenues of US$ 6.5 mn and Net Game revenues of US$ 23.5 mn.

The Company expects total gross profit to be within the range of US$ 21.5 mn to US$ 22.5 mn, total operating profit to be US$ 7 mn to US$ 8 mn, net profit to be US$ 7 mn to US$ 8 mn, and Non-GAAP net profit is expected to be US$ 10 mn to US$ 11 mn.

Conference Call:

The Company’s management team will conduct a conference call at 7:30 am Beijing time on August 15, 2012 (7:30 pm Eastern time and 4:30 pm Pacific time on August 14, 2012). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended June 30, 2011	For the Three Months Ended March 31, 2012	For the Three Months Ended June 30, 2012

Revenues	$41,618	$43,841	$49,997
Sales tax	986	1,381	1,539
Cost of revenues	23,600	23,713	26,822
Gross profit	17,032	18,747	21,636
Operating expenses
Product development	3,952	4,080	4,424
Sales and marketing	5,351	5,712	7,147
General and administrative	2,961	2,862	2,715
Total operating expenses	12,264	12,654	14,286
Government subsidy	-	-	159
Operating income	4,768	6,093	7,509
Interest income	557	1,276	1,524
Interest expense on convertible note	82	63	-

Investment income	32	589	18
Income before tax expense	5,275	7,895	9,051
Income tax expense	885	1,037	1,159
Net income	$4,390	$6,858	$7,892

Basic earnings per ADS	$0.11	$0.17	$0.19
Diluted earnings per ADS	$0.10	$0.16	$0.18
Weighted average ADS outstanding (million)	40.87	41.03	42.17
Weighted average ADS used in diluted EPS calculation (million)	42.54	41.91	43.87

Net income	$4,390	$6,858	$7,892
Other comprehensive income	3,153	209	(602)
Total comprehensive income	$7,543	$7,067	$7,290

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Six Months Ended June 30, 2011	For the Six Months Ended June 30, 2012
Cash Flows From Operating Activities
Net income	$3,934	$14,750
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,269	2,753
Loss on disposal of property and equipment	(4)	(6)
Provision of bad debt	222	-
Change in fair value of contingent consideration for business acquisition	3,730	-
Share-based compensation	2,308	2,300
Amortization of the debt discount	190	36
Loss on extinguishment of debt upon prepayment of convertible senior note	1,567	-
Changes in operating assets and liabilities	5,974	5,390
Net Cash Provided by Operating Activities	20,190	25,223

Cash Flows From Investing Activities
Acquisition of business and intangible assets	-	(10,058)
Purchase of property and equipment	(1,228)	(728)
Loans to third party	(21,228)	22,190
Held-to-maturity securities	-	(55,981)
Long-term investment	-	(2,000)
Proceeds from disposal of property and equipment	4	6
Net Cash Used in Investing Activities	(22,452)	(46,571)

Cash Flows From Financing Activities
Proceeds from exercise of share options	170	107
Deferred payments for acquisition of subsidiaries	(14,578)	-
Stock repurchase	-	(8,276)
Prepayment for convertible senior note	(9,310)	-
Net Cash Used in Financing Activities	(23,718)	(8,169)

Effect of foreign exchange rate changes	2,992	39

Net decrease in Cash and Cash Equivalents	(22,988)	(29,478)
Cash and Cash Equivalents, Beginning of Period	157,171	129,512
Cash and Cash Equivalents, End of Period	134,183	100,034

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	June 30,	March 31,	June 30,
	2011	2012	2012
Cash and cash equivalents	$134,183	$100,934	$100,034
Held-to-maturity securities	-	77,259	72,991
Trading securities	-	2	1
Loans to third party	21,636	-	-
Accounts receivable (net)	25,249	20,722	24,389
Other current assets	3,640	4,948	4,669
Total current assets	184,708	203,865	202,084

Rental deposits	495	512	495
Intangible assets (net)	3,328	5,260	12,728
Property and equipment (net)	3,969	3,384	3,341
Long-term investments	-	2,000	2,000
Goodwill	90,226	87,456	87,028
Total assets	$282,726	$302,477	$307,676

Accounts payable(including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $14,022, $13,049 and $14,124 as of June 30, 2011, March 31, 2012 and June 30,2012, respectively)	$14,025	$13,052	$14,161
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $1,464 , $3,530 and $3,625 as of June 30 2011, March 31,2012 and June 30, 2012, respectively)	2,989	4,542	4,071
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,242, $9,375 and $9,514 as of June 30, 2011, March 31,2012 and June 30, 2012, respectively)	13,681	30,698	26,092
Total current liabilities	30,695	48,292	44,324

Convertible note	1,145	-	-
Non-current deferred tax liability(including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $293, $61 and $43 as of June 30, 2011, March 31,2012 and June 30, 2012, respectively)	293	61	43
Total liabilities	$32,133	$48,353	$44,367

Shareholders’ equity	250,593	254,124	263,309
Total liabilities and shareholders’ equity	$282,726	$302,477	$307,676

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note, loss on extinguishment of debt upon prepayment of convertible senior note and change of contingent payable, as well as is adjusted for the dilution impact on ADS numbers of the options, nonvested shares and convertible note.

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Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended June 30, 2011 (US$ in thousands, except per share and share data)	For the Three Months Ended March 31, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended June 30, 2012 (US$ in thousands, except per share and share data)
GAAP net income	$4,390	$6,858	$7,892
Share-based compensation	1,117	1,150	1,150
Interest expense on convertible note	82	63	-
Amortization of intangibles	590	585	1,059
Non-GAAP net income	$6,179	$8,656	$10,101

Weighted average ADS used in diluted	42.54	41.91	43.87
Non-GAAP diluted net income per ADS (Note 1)	$0.14	$0.21	$0.23

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market.

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Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

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